FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: December 22, 2006

(Translation)

December 22, 2006

NEC Corporation
Kaoru Yano, President
(Tokyo Stock Exchange, 1st Section; Code Number 6701)
Contact:	Diane Foley / Makoto Miyakawa
Corporate Communications Division
+81-3-3798-6511

Submission of NEC’s Semiannual Report for Fiscal Year Ending March 31, 2007,

and Corrections to Financial Results for First Half and Full Fiscal Year Ended

March 31, 2006 and for First Half of Fiscal Year Ending March 31, 2007

In accordance with regulation 24-5 of the Securities and Exchange Law of Japan, NEC Corporation (“NEC”) has submitted its semiannual report on its financial results for the first half of the fiscal year ending March 31, 2007 to the Kanto Local Financial Bureau, Japan.

NEC made a decision to change its accounting principles for preparing its consolidated financial statements required under the Securities and Exchange Law of Japan and the Company Law of Japan from accounting principles generally accepted in the U.S., or U.S. GAAP, to accounting principles generally accepted in Japan, or Japan GAAP, as of the first half of the fiscal year ending March 31, 2007. These first half results were announced on November 21, 2006. Following this, reconfirmation of our financial statements, creation of notes and auditing by NEC’s auditor progressed with the aim of submitting the semiannual report. However, during this process it was determined that certain figures required correction.

When NEC disclosed its results for the first half of the fiscal year ending March 31, 2007 in accordance with Japan GAAP on November 21, 2006, it presented figures for financial results for the first half and full fiscal year ended March 31, 2006 under Japan GAAP for comparison purposes. The correction of some of the figures disclosed under Japan GAAP is attributable to some errors, in addition to revisions to periods for recording sales, when Japan GAAP was applied, following NEC’s swift adoption of Japan GAAP in the latter half of October this year.

NEC will strive to prevent future corrections of its financial results by strengthening its internal management structure. The main corrections are outlined below.

Outline of Corrections

1.	Content of main corrections (Please refer to the attachment for the revised figures by contributing factors. The below numbers are coherent with the attachment)

(1)	Errors during application of Japan GAAP

i)	Expenses recognized in the process of asset evaluation during restructuring were recorded as operating expenses. These expenses have been reclassified as extraordinary loss.

ii)	The effects of the return of the government portion of benefit pension plans, established under the Japanese Welfare Pension Insurance Law, of a subsidiary were recorded as nonoperating income. These effects have been reclassified as extraordinary income.

iii)	There were errors in entries peculiar to consolidated accounting during the creation of consolidated financial statements. These entries have been corrected (such as tax effects of subsidiaries and gain on charge of equity during reorganization).

iv)	Elimination of unrealized profit and loss related to internal transactions has been allocated to individual business segments from the “Eliminations / Corporate” segment.

(2)	Corrections related to periods for recording sales

As of the first half of the fiscal year ending March 31, 2007, NEC began applying the “Practical Solution on Revenue Recognition of Software” (ASBJ PITF No. 17). Transactions that were judged not to meet sales requirements of the inspection breakdown required by the standard, or transactions where proprietary rights were transferred as a result of shipments, for which payments were not received due to incomplete local adjustment, have been corrected.

2.	Areas of correction

Outline of corrections. (Corrections are indicated by underlined text below)

Consolidated financial results for the first half of the fiscal year ending March 31, 2007

(1)	Consolidated financial results

Before correction (Figures rounded to the nearest million yen)

	Net sales		Operating income		Ordinary income (loss)
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Six months ended September 30, 2006	2,227,627	(2.5)	6,125	22.5	(13,522)	—
Six months ended September 30, 2005	2,283,779		5,002		(19,346)
Fiscal year ended March 31, 2006	4,929,834		72,835		17,299

	Net loss		Net loss per share	Basic Diluted
	Millions of yen	%	Yen	Yen
Six months ended September 30, 2006	(7,427)	—	(3.68)	(3.68)
Six months ended September 30, 2005	(1,467)		(0.75)	(0.75)
Fiscal year ended March 31, 2006	(5,099)		(2.58)	(2.58)

After correction

	Net sales		Operating income		Ordinary income (loss)
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Six months ended September 30, 2006	2,221,604	(2.7)	7,504	50.0	(11,819)	—
Six months ended September 30, 2005	2,283,779		5,002		(19,346)
Fiscal year ended March 31, 2006	4,929,970		72,526		14,955

	Net loss		Net loss per share	Basic Diluted
	Millions of yen	%	Yen	Yen
Six months ended September 30, 2006	(9,927)	—	(4.94)	—
Six months ended September 30, 2005	(331)		(0.16)
Fiscal year ended March 31, 2006	(10,062)		(5.26)	—

(2)	Consolidated financial status

Before correction

	Total assets	Net assets	Owner’s equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Six months ended September 30, 2006	3,691,809	1,241,794	28.0	510.98
Six months ended September 30, 2005	3,748,111	1,247,020	27.1	510.54
Fiscal year ended March 31, 2006	3,816,488	1,247,991	27.0	517.33

After correction

	Total assets	Net assets	Owner’s equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Six months ended September 30, 2006	3,694,532	1,238,730	28.0	510.06
Six months ended September 30, 2005	3,748,726	1,248,764	27.3	513.17
Fiscal year ended March 31, 2006	3,802,775	1,242,650	27.1	516.62

(3)	Status of consolidated cash flow

Before correction

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents Balance at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Six months ended September 30, 2006	102,624	(65,044)	(55,972)	439,792
Six months ended September 30, 2005	41,739	(35,680)	(92,388)	420,639
Fiscal year ended March 31, 2006	228,239	(84,687)	(200,199)	455,932

After correction

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents Balance at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Six months ended September 30, 2006	106,079	(64,937)	(55,972)	439,792
Six months ended September 30, 2005	41,303	(35,680)	(92,388)	419,076
Fiscal year ended March 31, 2006	225,804	(84,687)	(200,199)	452,370

Outline of individual financial results for the first half of the fiscal year ending March 31, 2007

(1)	Operating results

Before correction (Figures rounded down to the nearest million yen)

	Net sales		Operating income		Ordinary income (loss)
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Six months ended September 30, 2006	1,026,094	(3.0)	(14,614)	—	(11,179)	—
Six months ended September 30, 2005	1,058,104	(5.6)	(16,215)	—	(10,205)	—
Fiscal year ended March 31, 2006	2,370,709		8,529		27,566

	Net loss		Net loss per share
	Millions of yen	%	Yen
Six months ended September 30, 2006	(6,643)	—	(3.29)
Six months ended September 30, 2005	26,583	27.2	13.53
Fiscal year ended March 31, 2006	41,879		21.11

After correction

	Net sales		Operating income		Ordinary income (loss)
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Six months ended September 30, 2006	1,019,757	(3.6)	(16,980)	—	(13,545)	—
Six months ended September 30, 2005	1,058,104	(5.6)	(16,215)	—	(10,205)	—
Fiscal year ended March 31, 2006	2,370,709		8,529		27,566

	Net loss		Net loss per share
	Millions of yen	%	Yen
Six months ended September 30, 2006	(8,109)	—	(4.02)
Six months ended September 30, 2005	26,583	27.2	13.53
Fiscal year ended March 31, 2006	41,879		21.11

(2)	Financial status

Before correction

	Total assets	Net assets	Owner’s equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Six months ended September 30, 2006	2,328,273	994,390	42.7	490.70
Six months ended September 30, 2005	2,400,255	977,923	40.7	490.64
Fiscal year ended March 31, 2006	2,458,437	1,004,851	40.9	504.14

After correction

	Total assets	Net assets	Owner’s equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Six months ended September 30, 2006	2,332,359	992,924	42.6	489.98
Six months ended September 30, 2005	2,400,255	977,923	40.7	490.64
Fiscal year ended March 31, 2006	2,458,437	1,004,851	40.9	504.14

3.	Forecast for the full fiscal year ending March 31, 2007

There is no change to the forecast as a result of the aforementioned corrections.

Note:

Please refer to the attachment for the revised figures by contributing factors.

Attachment

Financial impact of contributing factors to corrections (consolidated)

		Net Sales			Operating Income			Ordinary Income (Loss)			Net Profit (Loss)			Profit and Loss for this Term
		1H’05	FY ’05	1H ’06	1H ’05	FY ’05	1H’06	1H’05	FY’05	1H’06	1H’05	FY ’05	1H ’06	1H’05	FY ’05	1H ’06
		(In billions of yen)
After correction		2283.8	4930.0	2221.6	5.0	72.5	7.5	(19.3)	15.0	(118.0)	7.8	51.7	1.6	(0.3)	(10.1)	(9.9)

Amount of change		—	0.1	-6.0	—	-0.3	1.4	—	-2.3	1.7	-0.3	-0.6	-3.2	1.1	-5.0	-2.5
M a i n b r e a k d o w n	(1) Errors during application of Japan GAAP
	i) Restructuring expenses						3.4			3.8
	ii) Effects of return of government portion of benefit pension plans of a subsidiary								-2.0
	iii) Tax effects of subsidiaries etc.													1.0	-4.8
	iii) Gain on charge of equity during reorganization												-1.0			-1.0
	iv) Elimination of unrealized profit and loss related to internal transactions (No effects on Statements of Operations)				—	—	—
	(2) Errors related to periods for recording sales (*)			-6.3			-2.4			-2.4			-2.4			-1.5

(1)	The above figures are coherent with the figures in the press release, “1. Content of main corrections.”
(2)	As the above items are only the main factors, the totals may not be equal to the amount of change.
*	Regarding (2), the individual financial statements have also been corrected in the same way.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

***

Amendment to Announcement of November 21, 2006

Consolidated Financial Results for the First Half of the Fiscal Year Ending

March 31, 2007

I.	Consolidated Financial Results

	Six months ended September 30, 2006	Six months ended September 30, 2005	Change
	In billions of yen	In billions of yen	%
Net sales	2,221.6	2,283.8	-2.7
Operating income	7.5	5.0	+50.0
Ordinary income (loss)	(11.8)	(19.3)	—
Net income (loss)	(9.9)	(0.3)	—

	Yen	Yen	Yen
Net income per share (loss):
Basic	(4.94)	(0.16)	-4.78
Diluted	—	—	—

	As of September 30, 2006	As of September 30, 2005	Change
	In billions of yen	In billions of yen	%
Total assets	3,694.5	3,748.7	-1.4
Number of employees	156,545	155,617	—

(Notes)

1.	NEC has changed the accounting principles for preparing its consolidated financial statements from accounting principles generally accepted in the U.S., or U.S. GAAP, to accounting principles generally accepted in Japan, or Japan GAAP. Results for the first half of the fiscal year ended March 31, 2006 have been presented under Japan GAAP for comparison purposes.

2.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of September 30, 2006	As of September 30, 2005
Consolidated subsidiaries	365	327
Affiliated companies accounted for by the equity method	68	68

II. Management Policy

1.	Fundamental Management Policy

Information technology (“IT”) and network technology have become indispensable to our daily lives, enterprises, and national and local governments. In addition, various convergences are now occurring, such as the convergence of IT and network technologies. Due to such convergences and advancements in broadband (high speed, large capacity networks and related services) and mobile (accessibility via mobile information terminals) technology, a “ubiquitous networked society” is being realized, in which necessary information can be exchanged anytime, anywhere through various information and telecommunication devices. Furthermore, companies are beginning to construct next-generation networks (“NGNs”) to enable higher-speed, more convenient, and safer and more secure network environments, aiming to create new services integrating telecommunications with financial services or broadcasting. The combination and integration of IT and network technologies is key to realizing these kinds of networks and services.

In order to enable individuals to spend safe, happy and rich lives, and corporations to enhance their competitiveness and management efficiency by utilizing IT and networks in this new society, the NEC Group, under the corporate slogan “Empowered by Innovation,” intends to contribute to realizing the new potential of people and society through continuing innovation for “improved customer satisfaction.”

In addition to its IT/Network Solutions and Mobile/Personal Solutions Businesses, the NEC Group also aims to provide solutions of true value for its customers and to contribute to the realization of a “ubiquitous networked society” through its Electron Devices Business, including semiconductors.

Finally, the NEC Group aims at sustained growth of society and enterprises by fulfilling its social responsibility as a good corporate citizen. At the same time, the NEC Group is working to increase its corporate value acknowledging its duty toward its stakeholders including its shareholders, customers, and employees.

2.	Fundamental Policy on Distribution of Profits

In addition to moving forward with the restructuring of its businesses, a flexible fiscal policy is essential for NEC in order to better respond to the rapidly changing business environment. In light of these business requirements, NEC considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period; the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

NEC will pay an interim dividend of 4 yen per common share for the six months ended September 30, 2006, and expects to pay an annual dividend of 8 yen per common share (including the interim dividend) for the full year ending March 31, 2007.

Furthermore, NEC’s dividend system has not changed since the Company Law became effective. Dividends will be paid twice annually, with the record dates of March 31 and September 30, as in the past.

3.	Company’s Principles and Policies on Reducing the Number of Shares in a Trading Unit

Reducing the number of shares constituting one “share unit” (tan-gen kabu) is recognized as an effective way to increase the number of individual investors and enhance stock liquidity. However, such transaction will entail a substantial expense. When it is judged necessary NEC will respond appropriately taking into account, among other issues, the stock price levels, the number of shareholders, the shareholder composition, cost effectiveness, and NEC’s financial condition.

4.	Mid- to Long-Term Business Strategy

Positioning “IT/Network Solutions,” “Mobile/Personal Solutions” and “Electron Devices” as its core business domains, the NEC Group strives to enhance its corporate value by pursuing business and technology synergies between these domains while allowing them to develop their respective strategies in accordance with their individual business characteristics.

The NEC Group set forth its mid-term growth strategy in October 2003, and has been implementing the strategy since that time. By leveraging the advanced, world-leading broadband and mobile infrastructure available in the Japanese market into overseas markets, the NEC Group aims to create and acquire new growth opportunities in the upcoming, full-scale ubiquitous networked society.

Outline of Mid-Term Growth Strategy in IT/Network Solutions and Mobile/Personal Solutions Domain

1.	Securing Stable Profits and Consistent Growth Focused on the Japanese Market

(1)	Securing a stable profit foundation based on system integration

(2)	Expanding the network solutions business through integration with IT business

(3)	Revitalizing the product business

2.	Capturing New Growth Opportunities

(1)	Expanding global business

(2)	Strengthening measures to prepare for an upcoming, full-scale “ubiquitous networked society” in Japan

3.	Combining NEC Group Core Competencies to Support Growth

Recently, the NEC Group has been confronted with certain issues that need to be addressed, such as the rapidly changing business environment starting with accelerating competition in the mobile handset market, increasing capital requirements, and complexity relating to new technology development. On the other hand, the NEC Group is presented with new business opportunities arising from the shift to NGNs and increasing demands for software/services in various areas.

The NEC Group is enhancing its capabilities to respond to these market conditions, striving to focus on rapidly growing areas in IT/Network Solutions markets, and endeavoring to achieve performance recovery of its mobile handset and semiconductor businesses. Furthermore, the NEC Group is pursuing global expansion with a focus on IT/Network Solutions businesses and aims to accomplish mid-term growth.

5.	Challenges to Be Addressed by NEC Group

In Japan, broadband and mobile infrastructures are expanding significantly. Drastic changes in consumer behavior have led to rapid growth and expansion of the e-commerce market for individual consumers, in particular the “mobile commerce market” that utilizes mobile handsets. In addition, with the expansion of these markets, new services have emerged that integrate telecommunications with financial services or broadcasting, such as the addition of e-money and credit card functions to mobile handsets and the start of what is referred to as “one segment broadcasting.”

We are approaching the realization of a true “ubiquitous networked society” in which communication via phone or e-mail is possible anytime, anywhere, enabling the use of a variety of services and the exchange of information, and accelerated development in this field is anticipated. At the same time, companies are increasingly taking measures to strengthen the systems that act as their service platforms in order to respond promptly and precisely to diversifying market needs. One of these initiatives entails the construction of NGNs based on internet protocol technology and platforms that provide integrated services linked with NGNs by domestic telecommunications and service carriers.

Taking advantage of the changes in this business environment, the NEC Group will strive to achieve growth by offering total solutions, leveraging its world-class technological excellence in the fields of IT/Network Solutions, Mobile/Personal Solutions and Electron Devices.

As part of its strategy, the NEC Group will provide IT/Network Solutions that incorporate leading technology including electron devices and IT/network platform technology. The NEC Group will take an active role in creating new businesses and markets by (1) aiding its customers to utilize information communication technology strategically, and enhancing the reliability and stability of information systems that are already fundamental to society, and (2) providing platforms that enable flexible and timely response to diversifying service content.

In addition, the NEC Group will strive to create products and solutions that are competitive by strengthening its value chain (the process flow from product planning, development, and design to manufacturing and maintenance), thereby promoting the accumulation of technology within the NEC Group and enhancement of its development structure for key components.

Furthermore, to strengthen measures for growth, the NEC Group will increase its global expansion focusing on its IT/Network Solutions business. It will also strive for an early recovery of the mobile handset business by promoting structural reform of its overseas business and efficiency in development activities, and of the semiconductor business by strengthening its sales efforts and strategic alliances.

By continuously pursuing its business strategies, the NEC Group aims to develop into a global and innovative corporate group, achieving business growth and enhanced profitability.

Finally, NEC will manage its internal control system more strictly within NEC Corporation and NEC Group companies, enforce additional cross check functions, and strengthen the level of cooperation with the statutory auditors and internal auditing divisions of NEC Group companies for more effective internal audits. NEC is committed to emphasizing legal compliance by the executives and employees of NEC Corporation and NEC Group companies through compliance seminars and educational training.

III. Business & Financial Review

1.	Change in Accounting Principles for Preparing Consolidated Financial Statements

Historically, NEC has prepared consolidated financial statements required under the Securities and Exchange Law of Japan and the Company Law of Japan in accordance with U.S. GAAP. Effective for the first half of the fiscal year ending March 31, 2007 (the six months ended September 30, 2006) and thereafter, NEC has changed the accounting principles for preparing its statements to Japan GAAP.

As a result, NEC plans to prepare its consolidated financial statements to be filed or disclosed for future financial periods in accordance with Japan GAAP, as required under Japanese laws.

2.	Business Results

<1> Overview of the first half of the fiscal year ending March 31, 2007, and outlook for the full fiscal year ending March 31, 2007

During the first half of the fiscal year ending March 31, 2007, despite a slowdown in consumer spending in the U.S., the global economy continued to witness expanded growth with stable growth in Asia and Europe and sustained continuous high growth in China. There was sustained growth in the Japanese economy also, despite a slowdown in exports. This was principally due to steady domestic consumption mainly from an increase in capital expenditures in the corporate sector, amid an improvement in business results, and moderate recovery in growth of personal consumption in the household sector owing to an improvement in income and employment environments.

In the midst of this business environment, the financial results for the first half of the fiscal year ending March 31, 2007 were net sales of 2,221.6 billion yen, a decrease of 62.2 billion yen (2.7%) as compared with the corresponding period of the previous fiscal year. Despite steady sales growth in mobile communication systems to telecom carriers in the IT/Network Solutions business and an increase in sales in the Electron Devices business, mainly in semiconductors, this decrease was mainly due to a decrease in mobile phones and personal computer (“PC”) sales in the Mobile/Personal Solutions business.

Operating income amounted to 7.5 billion yen, an increase of 2.5 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to an improvement in profitability and an increase in sales of mobile communication systems and semiconductors, despite a decrease in sales of mobile handsets, accrual of estimated warranty costs in the first half of the fiscal year ending March 31, 2007, for products already sold, and an increase in research and development costs.

Ordinary loss was 11.8 billion yen; however, this was an improvement of 7.5 billion yen as compared with the corresponding period of the previous fiscal year. This was due to an improvement in operating income, in addition to an improvement in non-operating income and expenses owing to an increase in interest received.

Income before income taxes for the first half of the fiscal year ending March 31, 2007, was 1.6 billion yen, a worsening of 6.1 billion yen as compared with the corresponding period of the previous fiscal year. Despite an improvement in ordinary loss, this was due to a decrease of 13.6 billion yen in extraordinary income (loss). The decrease in extraordinary income (loss) was principally due to a decrease in gain on sale of investment securities of affiliated companies and expense recorded in accordance with the reorganization of a factory in the Electron Devices business, despite a decrease in appraisal loss of investment securities and gain on change of equity of affiliates as accounted for by the equity method from the allocation of new shares to a third party in a subsidiary.

Net loss for the first half of the fiscal year ending March 31, 2007 was 9.9 billion yen. This was due to the recording of valuation allowance related to the deferred tax assets of some subsidiaries to the extent that there is uncertainty regarding their realization.

With respect to the full fiscal year ending March 31, 2007, NEC expects an increase in sales of fixed-line communication systems and mobile communications systems compared to the previous fiscal year, as well as continuing growth in the market environment of the area of system integration (hereafter “the area of IT Services/System Integration”). In addition, although recovery is expected in the Electron Devices business, the slowdown in demand in the mobile phone market is expected to continue, and NEC completed sale of its European consumer PC business in October 2006. As a result of these factors, NEC is aiming to achieve consolidated net sales of 4,680.0 billion yen for the fiscal year ending March 31, 2007, a decrease of 5.1% as compared with the previous fiscal year.

NEC is also targeting consolidated operating income of 100.0 billion yen, an increase of 27.5 billion yen as compared with the previous fiscal year, particularly due to the expected recovery in the Electron Devices business and the further promotion of cost reduction that NEC is currently pursuing.

Due to these factors, NEC is targeting consolidated ordinary income of 40.0 billion yen, an increase of 25.0 billion yen as compared with the previous fiscal year, and consolidated net income of 18.0 billion yen, an increase of 28.1 billion yen as compared with the previous fiscal year.

Consolidated	Target for fiscal year ending March 31, 2007	Comparison with fiscal year ended March 31, 2006
	In billions of yen
Net sales	4,680.0	-5.1%
Operating income	100.0	+27.5	billion yen
Ordinary income	40.0	+25.0	billion yen
Net income	18.0	+28.1	billion yen

Non-consolidated	Target for fiscal year ending March 31, 2007	Comparison with fiscal year ended March 31, 2006
	In billions of yen
Net sales	2,250.0	-5.1%
Ordinary income	40.0	+12.4	billion yen
Net income	40.0	-1.9	billion yen

<2> Results by business segment (including inter-segment transactions and profit/loss figures)

Sales and segment profits of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT/Network Solutions Business

Sales:	1,264.5	billion yen	(+1.9)%
Segment profit:	55.6	billion yen	(+3.7	) billion yen

Results by business segment (including inter-segment transactions and profit/loss figures)

Subsegment	Six months ended September 30, 2006	Six months ended September 30, 2005	Change
	In billions of yen	In billions of yen	%
IT Services/System Integration	343.9	346.8	-0.8
IT Platforms	312.5	311.1	+0.5
Network Systems	485.2	467.4	+3.8
Social Infrastructure	122.9	115.8	+6.1
Total	1,264.5	1,241.1	+1.9

Sales of the IT/Network Solutions business for the six months ended September 30, 2006 amounted to 1,264.5 billion yen, an increase of 1.9% as compared with the corresponding period of the previous fiscal year.

In the areas of IT Services/System Integration and IT Platforms, sales amounted to 343.9 billion yen and 312.5 billion yen respectively, amounts in line with those of the corresponding period of the previous fiscal year. In the area of Network Systems, sales amounted to 485.2 billion yen, an increase of 3.8% as compared with the corresponding period of the previous fiscal year. This was due to an increase in sales to communication service providers such as Japanese mobile infrastructure and overseas wireless systems. In the area of Social Infrastructure, sales rose by 6.1% as compared with the corresponding period of the previous fiscal year, amounting to 122.9 billion yen, owing to increased sales, such as in digital broadcasting systems in the Japanese market.

Segment profit amounted to 55.6 billion yen, an increase of 3.7 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to an increase in sales in the area of Network Systems.

Mobile/Personal Solutions Business

Sales:	499.0	billion yen	(-14.0)%
Segment loss:	37.3	billion yen	(A worsening of 21.6	) billion yen

Results by business segment (including inter-segment transactions and profit/loss figures)

Subsegment	Six months ended September 30, 2006	Six months ended September 30, 2005	Change
	In billions of yen	In billions of yen	%
Mobile Terminals	163.1	219.0	-25.5
Personal Solutions	335.9	361.0	-7.0
Total	499.0	580.0	-14.0

Sales for the Mobile/Personal Solutions business for the six months ended September 30, 2006 amounted to 499.0 billion yen, a decrease of 14.0% as compared with the corresponding period of the previous fiscal year.

In the area of Mobile Terminals, sales amounted to 163.1 billion yen, a decrease of 25.5% as compared with the corresponding period of the previous fiscal year. This was due to a decrease in the number of shipments in Japan, and in the 2.5G mobile handset business overseas, the introduction of new handsets was stopped in Europe and business was streamlined in China. In the area of Personal Solutions, sales amounted to 335.9 billion yen, a decrease of 7.0% as compared with the corresponding period of the previous fiscal year. This was due to stagnant growth in the consumer PC market in Japan.

Segment loss amounted to 37.3 billion yen, a worsening of 21.6 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to a decrease in sales of mobile handsets in Japan and expense recorded in accordance with the reorganization of the Mobile Terminals business overseas.

Electron Devices Business

Sales:	427.0	billion yen	(+7.2%)
Segment loss:	4.2	billion yen	(An improvement of 6.1	) billion yen

Results by business segment (including inter-segment transactions and profit/loss figures)

Subsegment	Six months ended September 30, 2006	Six months ended September 30, 2005	Change
	In billions of yen	In billions of yen	%
Semiconductors	343.0	312.9	+9.6
Electronic Components & Others	84.0	85.5	-1.8
Total	427.0	398.4	+7.2

Sales of the Electron Devices business for the six months ended September 30, 2006 amounted to 427.0 billion yen, an increase of 7.2% as compared with the corresponding period of the previous fiscal year.

In the area of Semiconductors, sales were 343.0 billion yen, an increase of 9.6% as compared with the corresponding period of the previous fiscal year. This was mainly due to an increase in sales in all product areas, including driver integrated circuits for liquid crystal display, and microcontrollers that are used in a diverse range of products, following expansion of the semiconductor market. In the area of Electronic Components and Others, sales amounted to 84.0 billion yen, an amount in line with that of the corresponding period of the previous fiscal year.

Segment loss amounted to 4.2 billion yen, an improvement of 6.1 billion yen as compared with the corresponding period of the previous fiscal year. This is mainly due to an increase in sales of semiconductors.

(Note)

The results for the area of semiconductors are the official public figures of NEC Electronics Corporation, which are prepared in accordance with U.S. GAAP.

3. Financial Condition

Net cash provided by operating activities for the six months ended September 30, 2006 was 106.1 billion yen, an improvement of 64.8 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to a decrease in the payment of notes and accounts payable as compared with the corresponding period of the previous fiscal year.

Net cash used in investing activities was 64.9 billion yen, a worsening of 29.3 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to proceeds from the sale of stock of Elpida Memory, Inc. in the previous fiscal year. As a result, free cash flows (the sum of cash flows from operating activities and investing activities) were cash inflows of 41.1 billion yen, an improvement of 35.5 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash used in financing activities was 56.0 billion yen, due mainly to the redemption of bonds and the payment of loans. As a result, cash and cash equivalents amounted to 439.8 billion yen, a decrease of 12.6 billion yen as compared with the end of the previous fiscal year.

The balance of interest-bearing debt amounted to 877.2 billion yen, a reduction of 158.0 billion yen as compared with the end of the first half of the previous fiscal year. Debt-equity ratio was 0.85 (an improvement of 0.16 points as compared with the end of the first half of the previous fiscal year).

In addition, the balance of interest-bearing debt (net), obtained by deleting the balance of cash and cash equivalents from the balance of interest-bearing debt, amounted to 437.4 billion yen, a decrease of 178.7 billion yen as compared with the end of the first half of the previous fiscal year. Net debt-equity ratio was 0.42 (an improvement of 0.18 points as compared with the end of the first half of the previous fiscal year).

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Six months ended September 30	2006 (AUDITED)		(% of net sales)	2005 (AUDITED)		(% of net sales)	Increase (Decrease)		2006	Fiscal 2006 (UNAUDITED)		(% of net sales)
	(In millions of yen, millions of U.S. dollars)
Net sales	JPY	2,221,604	(100.0)	JPY	2,283,779	(100.0)	JPY	(62,175)	$18,827	JPY	4,929,970	(100.0)
Cost of sales		1,549,243	(69.7)		1,633,629	(71.5)		(84,386)	13,129		3,523,577	(71.5)
Gross profit on sales		672,361	(30.3)		650,150	(28.5)		22,211	5,698		1,406,393	(28.5)
Selling, general and administrative expenses		664,857	(30.0)		645,148	(28.3)		19,709	5,634		1,333,867	(27.0)
Operating income		7,504	(0.3)		5,002	(0.2)		2,502	64		72,526	(1.5)
Non-operating income		14,397	(0.7)		12,392	(0.6)		2,005	122		32,652	(0.7)
Interest income		4,384			2,964			1,420	37		6,664
Dividend income		1,780			2,369			(589)	15		4,079
Equity in earnings of affiliated companies		555			482			73	5		6,195
Foreign exchange income		—			—			—	—		1,042
Other		7,678			6,577			1,101	65		14,672
Non-operating expenses		33,720	(1.5)		36,740	(1.6)		(3,020)	286		90,223	(1.9)
Interest expense		7,441			8,497			(1,056)	63		16,810
Foreign exchange loss		2,415			120			2,295	20		—
Other		23,864			28,123			(4,259)	203		73,413
Ordinary income(loss)		(11,819)	(-0.5)		(19,346)	(-0.8)		7,527	(100)		14,955	(0.3)
Extraordinary income		28,046	(1.3)		33,485	(1.4)		(5,439)	237		58,803	(1.2)
Gain on sale of investment in securities		10,970			9,125			1,845	93		25,189
Gain on charge of equity		8,630			623			8,007	73		2,909
Gain on transfer of marketable securities to the pension		6,534			—			6,534	55		—
Reversal of provision for recycling expenses of personal computers		1,805			687			1,118	15		860
Gain on sale of fixed assets		107			2,369			(2,262)	1		4,590
Gain on sale of stock of affiliated companies		—			20,681			(20,681)	—		23,220
Gain on transfer of substitutional portion of employees’ pension funds		—			—			—	—		2,035
Extraordinary loss		14,583	(0.7)		6,382	(0.3)		8,201	123		22,023	(0.5)
Restructuring charges		10,777			—			10,777	91		1,681
Loss due to devaluation of investment in securities		1,545			5,631			(4,086)	13		10,540
Impairment loss on fixed assets		1,283			482			801	11		661
Pension and severance costs		978			269			709	8		560
Product warranties cost		—			—			—	—		8,581
Income before income taxes		1,644	(0.1)		7,757	(0.3)		(6,113)	14		51,735	(1.0)
Provision for income taxes		11,218	(0.5)		7,048	(0.3)		4,170	95		73,149	(1.5)
Minority interest in income of consolidated subsidiaries		353	(0.0)		1,040	(0.0)		(687)	3		(11,352)	(-0.3)
Net loss	JPY	(9,927)	(-0.4)	JPY	(331)	(0.0)	JPY	(9,596)	$(84)	JPY	(10,062)	(-0.2)

(Note)

*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 118 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2006(AUDITED)		September 30, 2005(AUDITED)		Increase (Decrease)		March 31, 2006 (UNAUDITED)		Increase (Decrease)		September 30, 2006
	(In millions of yen, millions of U.S. dollars)
Current assets	JPY	2,004,951	JPY	1,983,249	JPY	21,702	JPY	2,099,343	JPY	(94,392)	$16,992
Cash and deposit		347,815		387,889		(40,074)		404,303		(56,488)	2,948
Notes and accounts receivable, trade		732,616		696,702		35,914		858,328		(125,712)	6,209
Current marketable securities		93,303		31,509		61,794		49,242		44,061	791
Inventories		550,643		564,672		(14,029)		492,414		58,229	4,666
Deferred tax assets		109,092		117,197		(8,105)		106,243		2,849	925
Other current assets		181,908		195,340		(13,432)		198,430		(16,522)	1,541
Allowance for doubtful notes and accounts		(10,426)		(10,060)		(366)		(9,617)		(809)	(88)
Long-term assets		1,689,581		1,765,477		(75,896)		1,703,432		(13,851)	14,318
Property, plant and equipment		682,422		703,870		(21,448)		677,269		5,153	5,783
Buildings		241,504		251,348		(9,844)		244,534		(3,030)	2,047
Machinery and equipment		216,595		214,541		2,054		197,839		18,756	1,836
Tools and other equipment		102,057		110,819		(8,762)		104,861		(2,804)	865
Other Property		122,266		127,162		(4,896)		130,035		(7,769)	1,035
Intangible assets		237,224		250,339		(13,115)		236,345		879	2,010
Goodwill		92,976		76,129		16,847		79,397		13,579	788
Other intangible assets		144,248		174,210		(29,962)		156,948		(12,700)	1,222
Investments and other assets		769,935		811,268		(41,333)		789,818		(19,883)	6,525
Investment securities		253,214		236,662		16,552		266,040		(12,826)	2,146
Stock of Affiliated companies		103,605		105,368		(1,763)		110,319		(6,714)	878
Deferred tax assets		223,524		254,423		(30,899)		214,525		8,999	1,894
Other		215,246		244,262		(29,016)		229,845		(14,599)	1,824
Allowance for doubtful notes and accounts		(25,654)		(29,447)		3,793		(30,911)		5,257	(217)
Total assets	JPY	3,694,532	JPY	3,748,726	JPY	(54,194)	JPY	3,802,775	JPY	(108,243)	$31,310
Current liabilities	JPY	1,627,077	JPY	1,525,223	JPY	101,854	JPY	1,675,308	JPY	(48,231)	$13,789
Notes and accounts payable, trade		761,633		721,307		40,326		826,335		(64,702)	6,455
Short-term borrowings		118,155		163,027		(44,872)		136,756		(18,601)	1,001
Commercial Paper		40,000		71,000		(31,000)		35,000		5,000	339
Bonds payable (within one year)		146,418		59,270		87,148		129,268		17,150	1,241
Accounts payable, other and accrued expenses		269,762		266,135		3,627		284,502		(14,740)	2,286
Provision for bonus to directors		145		—		145		—		145	1
Current product warranty liabilities		24,924		3,744		21,180		11,229		13,695	211
Other current liabilities		266,040		240,740		25,300		252,218		13,822	2,255
Long-term liabilities		828,725		974,739		(146,014)		884,817		(56,092)	7,023
Long-term borrowings		473,504		612,524		(139,020)		519,791		(46,287)	4,013
Bonds payable		62,576		94,087		(31,511)		76,268		(13,692)	530
Accrued pension and severance costs		204,466		191,948		12,518		197,434		7,032	1,733
Provision for loss on repurchase of computers		17,689		23,265		(5,576)		19,532		(1,843)	150
Long-term product warranty liabilities		723		620		103		840		(117)	6
Provision for recycling expenses of personal computers		5,044		5,089		(45)		6,137		(1,093)	43
Long-term deferred tax liabilities		11,422		239		11,183		9,661		1,761	97
Other		53,301		46,967		6,334		55,154		(1,853)	451
Total liabilities	JPY	2,455,802	JPY	2,499,962	JPY	(44,160)	JPY	2,560,125	JPY	(104,323)	$20,812
Shareholders’ equity		961,836		969,345		(7,509)		949,915		11,921	8,151
Common stock		337,822		337,821		1		337,821		1	2,863
Additional paid-in capital		464,924		441,268		23,656		441,155		23,769	3,940
Retained earnings		162,050		192,985		(30,935)		173,808		(11,758)	1,373
Treasury stock		(2,960)		(2,729)		(231)		(2,869)		(91)	(25)
Valuation and translation adjustments		71,335		53,488		17,847		79,892		(8,557)	605
Unrealized gains (losses) on marketable securities		66,461		58,624		7,837		78,128		(11,667)	563
Unrealized gains (losses) on hedging		9		—		9		—		9	0
Foreign currency translation adjustments		4,865		(5,136)		10,001		1,764		3,101	42
Share subscription rights		66		—		66		—		66	1
Minority interests		205,493		225,931		(20,438)		212,843		(7,350)	1,741
Total net assets	JPY	1,238,730	JPY	1,248,764	JPY	(10,034)	JPY	1,242,650	JPY	(3,920)	$10,498
Total liabilities and net assets	JPY	3,694,532	JPY	3,748,726	JPY	(54,194)	JPY	3,802,775	JPY	(108,243)	$31,310

Interest-bearing debt	JPY	877,202	JPY	1,035,203	JPY	(158,001)	JPY	935,103	JPY	(57,901)	$7,434
Net interest-bearing debt (*1)		437,410		616,127		(178,717)		482,733		(45,323)	3,707
Owner’s equity (*2)		1,033,171		1,022,833		10,338		1,029,807		3,364	8,756
Owner’s equity ratio (%) (*3)		28.0		27.3		0.7		27.1		0.9
Shareholders’ equity ratio (%) (*3)		26.0		25.9		0.1		25.0		1.0
Debt-equity ratio (times) (*4)		0.85		1.01		(0.16)		0.91		(0.06)
Net debt-equity ratio (times) (*4)		0.42		0.60		(0.18)		0.47		(0.05)

(Notes)

*1	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*2	Owner’s equity is total net assets less share subscription rights, minority interests.
*3	Owner’s equity ratio is owner’s equity divided by total assets. Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*4	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by owner’s equity, respectively.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (AUDITED)

	Shareholders’ equity
	Common stock	Additional paid-in capital		Retained earnings		Treasury stock		Total
	(In millions of yen)
Balance as of March 31,2006	337,821		441,155		173,808	Δ	2,869		949,915
Changes in Six months ended September 30
Increase by stock-for-stock exchange			24,382						24,382
Conversion of convertible debt and other	1		1						2
Bonus to directors				Δ	200			Δ	200
Dividends				Δ	5,979			Δ	5,979
Net income				Δ	9,927			Δ	9,927
Disposal and purchase of treasury stock, net		Δ	67			Δ	91	Δ	158
Changes in the scope of equity method					4,348				4,348
Others		Δ	547					Δ	547
Net changes in item other than those in shareholder’s equity									—
Total changes in Six months ended September 30	1		23,769	Δ	11,758	Δ	91		11,921
Balance as of September 30,2006	337,822		464,924		162,050	Δ	2,960		961,836

	Valuation and translation adjustments				Share subscription rights	Minority interests		Total net assets
	Unrealized gains (losses) on marketable securities		Unrealized gains (losses) on hedging	Foreign currency translation adjustments
Balance as of March 31,2006		78,128	—	1,764	—		212,843		1,242,650
Changes in Six months ended September 30
Increase by stock-for-stock exchange									24,382
Conversion of convertible debt and other									2
Bonus to directors								Δ	200
Dividends								Δ	5,979
Net income								Δ	9,927
Disposal and purchase of treasury stock, net								Δ	158
Changes in the scope of equity method									4,348
Others								Δ	547
Net changes in item other than those in shareholder’s equity	Δ	11,667	9	3,101	66	Δ	7,350	Δ	15,841
Total changes in Six months ended September 30	Δ	11,667	9	3,101	66	Δ	7,350	Δ	3,920
Balance as of September 30,2006		66,461	9	4,865	66		205,493		1,238,730

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended September 30	2006 (AUDITED)	2005 (AUDITED)	Increase (Decrease)	2006	Fiscal 2006 (UNAUDITED)
	(In millions of yen, millions of U.S. dollars)
I. Cash flows from operating activities:

Income before income taxes and minority interests	JPY 1,644	JPY 7,757	(JPY 6,113)	$14	JPY 51,735

Adjustments to reconcile income before income taxes and minority interests to net cash provided by (used in) operating activities:
Depreciation and amortization	93,011	95,036	(2,025)	788	198,956
Amortization of long-term prepaid expense	12,851	15,802	(2,951)	109	34,750
Goodwill amortization	4,164	2,874	1,290	35	6,021
(Decrease) increase in allowance for doubtful accounts	(4,651)	4,560	(9,211)	(39)	5,098
Increase in product warranty liabilities	13,470	3,228	10,242	114	10,739
Decrease in provision for loss on repurchase of computers	(1,843)	(734)	(1,109)	(16)	(4,467)
Increase in accrued pension and severance costs	6,805	13,071	(6,266)	58	21,432
Interest and dividend income	(6,164)	(5,333)	(831)	(52)	(10,743)
Interest expense	7,441	8,497	(1,056)	63	16,810
Equity in earnings of affiliated companies	(555)	(482)	(73)	(5)	(6,195)
Gain due to stock issuances by subsidiaries	(8,630)	(623)	(8,007)	(73)	(2,909)
Gain on sale of fixed assets	(107)	(2,369)	2,262	(1)	(4,590)
Loss due to devaluation	1,283	482	801	11	661
Gain on sale of investment in securities	(10,970)	(9,125)	(1,845)	(93)	(25,189)
Loss due to devaluation of investment in securities	1,545	5,631	(4,086)	13	10,540
Gain on sale of stock of affiliated companies	—	(20,681)	20,681	—	(23,220)
Settlement and compensation for damages	863	5,427	(4,564)	7	19,126
Decrease (increase) in notes and accounts receivable	135,752	76,567	59,185	1,150	(76,683)
Decrease (increase) in inventories	(54,707)	(38,850)	(15,857)	(464)	34,878
Increase (decrease) in notes and accounts payable	(66,728)	(84,854)	18,126	(565)	14,650
Other, net	7,051	(10,088)	17,139	61	6,811
Sub-total	131,525	65,793	65,732	1,115	278,211
Interest and dividends received	6,151	5,344	807	52	10,760
Interest paid	(7,336)	(8,645)	1,309	(62)	(17,297)
Payment of settlement and compensation for damages	(8,478)	(2,206)	(6,272)	(72)	(7,828)
Income taxes paid	(15,783)	(18,983)	3,200	(134)	(38,042)
Net cash provided by operating activities	106,079	41,303	64,776	899	225,804
II. Cash flows from investing activities:
Acquisitions of property, plant and equipment	(92,502)	(85,871)	(6,631)	(784)	(159,432)
Proceeds from sales of property, plant and equipment	43,401	33,027	10,374	368	69,442
Acquisitions of intangible assets	(18,760)	(21,813)	3,053	(159)	(47,635)
Payment for purchases of investments in securities	(3,806)	(4,498)	692	(32)	(12,584)
Proceeds from sales of investments in securities	17,478	14,462	3,016	148	36,271
Payment for purchase of subsidiaries’ shares, resulting in change of consolidation scope	(1,630)	(2,093)	463	(14)	(3,608)
Proceeds from sales of subsidiaries’ shares, resulting in change of consolidation scope	39	10,588	(10,549)	0	14,604
Payment for purchases of stock of Affiliated companies	(10,955)	(2,594)	(8,361)	(93)	(11,946)
Proceeds from sales of stock of Affiliated companies	56	28,728	(28,672)	0	29,052
Payment of loans receivable	(10,576)	(4,566)	(6,010)	(89)	(16,338)
Collection of loans receivable	12,162	3,152	9,010	103	18,769
Other, net	156	(4,202)	4,358	2	(1,282)
Net cash used in investing activities	(64,937)	(35,680)	(29,257)	(550)	(84,687)
Free cash flows(I+II)	41,142	5,623	35,519	349	141,117
III. Cash flows from financing activities:
Decrease in short-term borrowings, net	(18,279)	(22,052)	3,773	(155)	(81,326)
Proceeds from long-term loans	4,856	15,073	(10,217)	41	24,643
Repayment of long-term loans	(20,543)	(22,548)	2,005	(174)	(55,130)
Proceeds from issuance of bonds	—	—	—	—	7,500
Payment for redemption of bonds	(29,216)	(55,335)	26,119	(248)	(85,570)
Proceeds from stock issuances	14,378	—	14,378	122	4,056
Dividends paid	(5,961)	(5,771)	(190)	(51)	(11,729)
Other, net	(1,207)	(1,755)	548	(9)	(2,643)
Net cash used in financing activities	(55,972)	(92,388)	36,416	(474)	(200,199)
Effect of exchange rate changes on cash and cash equivalents	2,252	4,339	(2,087)	18	9,950
Net decrease in cash and cash equivalents	(12,578)	(82,426)	69,848	(107)	(49,132)
Cash and cash equivalents at beginning of period	452,370	501,502	(49,132)	3,834	501,502
Cash and cash equivalents at end of period	JPY439,792	JPY419,076	JPY20,716	$3,727	JPY452,370

Preparation of the Interim Consolidated Financial Statements

1	Scope of consolidation

(1)	Number of consolidated subsidiaries: 365

Major consolidated subsidiaries : NEC Electronics Corporation, NEC Personal Products Ltd.

(2)	Number of affiliated companies accounted for by the equity method: 68

Major affiliated companies accounted for by the equity method:

Nippon Electric Glass Co., Ltd. ANRITSU CORPORATION.

2	Change in scope of consolidation and affiliated companies accounted for by the equity method

(1)	Consolidated subsidiaries: 9 companies increase.

New major consolidated subsidiaries: NEC Biglobe Ltd, NEC Philips Unified Solutions.

A major deconsolidated subsidiary: NEC Compound Semiconductor Devices, Ltd.

(2)	Affiliated companies accounted for by the equity method: no change

New major affiliated companies: Adcore-Tech Co., Ltd, Sony NEC Optiarc Inc.,

Decreased companies : Hua Hong Semiconductor , Ltd, and others.

3	Accounting Standards

(1)	Valuation of Major Assets

(a)	Securities

Investments in other securities

Marketable securities:

Fair value method. Unrealized gains and losses on investments in marketable securities are included in shareholders’ equity. Cost of sales for marketable securities are based on the moving average cost.

Nonmarketable securities:

Moving average cost method

(b)	Derivatives

Fair value method

(c)	Inventories

Lower of cost or market method based on the cost calculated by the following method

Finished goods

Custom-made products: Accumulated products cost method

Mass-produced standard products: First-in, first-out method (in most cases)

Work in process

Custom-made products: Specific cost method

Mass-produced standard products: Average cost method

Purchased components and raw materials:

First-in, first-out method (in most cases)

(2)	Depreciation method for fixed assets

(a)	Property, plant and equipment

Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets.

(b)	Intangible assets:

Software:

The company applies the depreciation method based on the projected sales volume to software for sale, and applies the straight-line method to software for internal use based on the estimated useful life (ranging up to 5 years).

Goodwill:

Goodwill are amortized on a straight-line basis over the periods that are estimated by each acquisition, ranging up to 20 years.

(3)	Accounting Standards for Major Reserves

(a)	Allowance for doubtful notes and accounts

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

(b)	Accrued pension and severance costs

In order to provide for pension and severance payments, accrued pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of March 31, 2007.

Net obligations of resulting from the adoption of applicable accounting standards have been amortized over 15 years.

Unrecognized prior service cost is amortized on the straight-line method over the average remaining service period (mainly 14 years) of employees expected to receive benefits under the plan.

Actuarial loss is amortized on the straight-line method over the average remaining service period
(mainly 12 years) of employees expected to receive benefits under the plan.

(c)	Provision for loss on repurchase of computers

Provision for loss on repurchase of computers is calculated on the basis of past experience.

(d)	Product warranty liabilities

In order to be prepared for after-sales service expenses for products, an estimated amount is calculated based on the actual past results against sales.

(e)	Provision for recycling expenses of personal computers

In order to be prepared for recycling expenses of personal computers, the Company estimates the amounts of expenses which will be accrued in the future.

(4)	Leases

The Company accounts for finance leases as assets at an amount equal to the present value of future minimum lease payments during the lease term.

(5)	Hedge Activities

(a)	Accounting for hedging activities

The Company adopts the deferred hedge accounting method for the derivative transaction in order to hedge the interest rate risk.

(b)	Hedging instruments and hedged items

To hedge the interest rate risk regarding interest expenses resulting from loans and bonds, interest rate swap agreement are utilized as hedging instruments.

(c)	Hedging policy

To hedge the interest rate risk regarding interest expense resulting from loans and bonds, interest rate swap agreements are utilized as hedging instruments.

(d)	Assessment of hedge effectiveness

The Company assesses the hedge effectiveness based on the analysis of cumulative amounts of change in cash flow and fluctuations of market price of hedged items and hedging instruments.

(6)	Other accounting issues

(a)	Accounting for consumption taxes

The Japanese consumption taxes withheld and consumption taxes paid are not included in the Consolidated Statements of Operations.

(b)	Consolidated return system

The Company adopts the consolidated return system.

4	Change in Accounting Policy

(1)	Accounting standards for presentation of net assets in the balance sheet

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board Statement No.5)” and the “Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Financial Accounting Standards Implementation Guidance No.8)” both issued by the Accounting Standards Board of Japan on December 9, 2005.

The amount corresponding to the conventional “Shareholders’ Equity” in the balance sheet is 1,033,162 million yen.

”Net assets” in the Balance Sheets for the interim accounting period is presented according to the revision of ”Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements”.

(2)	Accounting standards for business combinations

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting standards for Business Combinations (Business Accounting Council, October 31, 2003)”, “Accounting Standard for Business Divestitures (Accounting Standards Board Statement No.7, December 27,2005)”, and “Guide on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (Accounting Standards Board Guidance No.10, December 27, 2005)”.

(3)	Partial revision of Accounting standards for treasury stock and appropriation of legal reserve, etc

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the revised “Accounting Standards for Treasury Stock and Appropriation of Legal Reserve (Accounting standards Board Statement No.1: final revision, August 11, 2006)” and “Implementation Guidance on Accounting Standards for Treasury Stock and Appropriation of Legal Reserve (Accounting standards Board Guidance No.2: final revision, August 11, 2006)”.

(4)	Accounting standards for stock option

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Share-based Payment (Accounting Standards Board Statement No.8, December 27, 2005)”, and “Implementation Guidance on Accounting Standard for Share-based Payment (Accounting Standards Board Guidance No.11, May 31, 2006)”. The effect of this adoption did not have material impact on the interim consolidated financial statements.

(5)	Accounting standards for directors’ bonus

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Directors’ Bonus (Accounting Standards Board Statement No.4, November 29, 2005)”. As a result of this change, Operating Income and income before income tax decrease by ¥159 million and Ordinary loss increases by ¥159 million.

5	Cash Flow

Cash and cash equivalents in CONSOLIDATED STATEMENTS OF CASH FLOWS are calculated as follows.

Unit Million Yen	September 30, 2006	September 30, 2005	March 31, 2006
Cash and deposit	347,815	387,889	404,303
Current marketable securities	93,303	31,509	49,242
Time deposit and Current marketable securities with maturity of more than three months	(1,326)	(322)	(1,175)
Cash and cash equivalents	439,792	419,076	452,370

FINANCIAL INSTRUMENTS

As of September 30, 2006(AUDITED)

(1)	Other securities with market values

	Acquisition cost	Balance sheet amount	Difference
	(In millions of yen)
1. Stocks	JPY 65,637	JPY 168,787	JPY 103,150
2. Bonds	900	936	36
3. Other	1,361	1,311	(50)
Total	JPY 67,898	JPY 171,034	JPY 103,136

(2)	Main Securities without Marketable Values

Balance sheet amount
(In millions of yen)
Other Securities
1. Stocks	JPY 74,085
2. Bonds	25,987
3. Investment limited partnership and similar partnership	7,017
4. Commercial Paper	54,085
5. M M F	12,862

As of September 30, 2005(AUDITED)

(1) Other securities with market values

	Acquisition cost	Balance sheet amount	Difference
	(In millions of yen)
1. Stocks	JPY 70,189	JPY 160,430	JPY 90,241
2. Bonds	16	12	(4)
4. Other	124	98	(26)
Total	JPY 70,329	JPY 160,540	JPY 90,211

(2)	Main Securities without Marketable Values

Balance sheet amount
(In millions of yen)
Other Securities

1. Stocks	JPY 65,066
2. Bonds	10
3. Investment limited partnership and similar partnership	7,298
4. Commercial Paper	25,390
5. M M F	4,820

FINANCIAL INSTRUMENTS

As of March 31, 2006(UNAUDITED)

(1)	Other securities with market values

	Acquisition cost		Balance sheet amount		Difference
	(In millions of yen)
1. Stocks	JPY	70,685	JPY	196,050	JPY	125,365
2. Bonds		816		811		(5)
3. Other		1,159		992		(167)
Total	JPY	72,660	JPY	197,853	JPY	125,193

(2)	Main Securities without Marketable Values

	Balance sheet amount
	(In millions of yen)
Other Securities
1. Stocks	JPY	56,632
2. Bonds		7,709
3. Investment limited partnership and similar partnership		7,679
4. Commercial Paper		40,015
5. M M F		3,809

IMPORTANT SUBSEQUENT EVENTS

Since October 2006, the NEC Group has become an object of (1) inquires that began in October, 2006 by the U.S. Department of Justice and the European Commission into possible violations of the antitrust law (antitrust law/competition law) in the SRAM industry (2) inquires that began in October, 2006 by the Korea Fair Trade Commission regarding possible violations of Korea’s antitrust law in the semiconductor industry, as well as (3) inquires that began in October, 2006 by the Japan Fair Trade Commission, the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission, and the Canada Competition Authorities into possible violations in the TFT liquid crystal display industry. In addition, after the commencement of inquires by the U.S. Department of Justice relating to possible violations of the antitrust act in the SRAM industry, several civil lawsuits(class action lawsuits) seeking damages from violations of the antitrust law were filed against NEC Electronics America, Inc. After the commencement of inquires by the U.S. Department of Justice relating to possible violations of the antitrust act in the TFT liquid crystal display industry, several civil lawsuits(class action lawsuits) seeking damages from violations of the antitrust law were also filed against NEC Corporation, NEC LCD Technologies, Inc. and NEC Electronics America, Inc. Conclusions have yet to be reached in the inquires by the above authorities or concerning the civil lawsuits in the U.S.

It has been discovered that there is a possibility of a defective part used in the electrical power supply unit within the LCD TV-installed desktop PCs VALUESTAR H and VALUESTAR G type H(model for direct web sales), which were sold in November, 2003 by NEC Corporation and its consolidated subsidiaries, overheating and emitting smoke/igniting.

NEC and its consolidated subsidiaries announced on December 18 that they were discontinuing use of the products by customers and that products would be taken back without charge and the faulty part exchanged in order to ensure the safe use of the aforementioned products by its customers.

In addition, NEC’s consolidated subsidiaries will be responsible for any expenses incurred in handling the product or exchanging the part etc. after the announcement of the aforementioned phenomenon. However,it is difficult to make a logical estimate regarding the amount of the expenses to be incurred at the current time.There is no important effect on NEC’s individual financial statements.

SEGMENT INFORMATION

1. Business Segment Information

Six months ended September 30, 2006 (AUDITED)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
	(In millions of Yen)
Revenues and operating income
Revenues
1. Customers	1,206,550	419,695	408,633	186,726	2,221,604	—	2,221,604
2. Intersegment	57,923	79,319	18,412	87,175	242,829	(242,829)	—
Total revenues	1,264,473	499,014	427,045	273,901	2,464,433	(242,829)	2,221,604
Operating expenses	1,208,913	536,356	431,291	258,590	2,435,150	(221,050)	2,214,100
Operating Income(loss)	55,560	(37,342)	(4,246)	15,311	29,283	(21,779)	7,504

Six months ended September 30, 2006

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
	(In millions of U.S. dollars)
Revenues and operating income
Revenues
1. Customers	10,225	3,557	3,463	1,582	18,827	—	18,827
2. Intersegment	491	672	156	739	2,058	(2,058)	—
Total revenues	10,716	4,229	3,619	2,321	20,885	(2,058)	18,827
Operating expenses	10,245	4,545	3,655	2,191	20,636	(1,873)	18,763
Operating Income(loss)	471	(316)	(36)	130	249	(185)	64

Six months ended September 30, 2005 (AUDITED)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
	(In millions of Yen)
Revenues and operating income
Revenues
1. Customers	1,187,869	497,294	377,743	220,873	2,283,779	—	2,283,779
2. Intersegment	53,213	82,740	20,685	80,809	237,447	(237,447)	—
Total revenues	1,241,082	580,034	398,428	301,682	2,521,226	(237,447)	2,283,779
Operating expenses	1,189,191	595,744	408,764	296,272	2,489,971	(211,194)	2,278,777
Operating Income(loss)	51,891	(15,710)	(10,336)	5,410	31,255	(26,253)	5,002

Fiscal 2006 (UNAUDITED)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
	(In millions of Yen)
Revenues and operating income
Revenues
1. Customers	2,653,732	1,077,198	771,625	427,415	4,929,970	—	4,929,970
2. Intersegment	108,683	173,059	44,313	171,454	497,509	(497,509)	—
Total revenues	2,762,415	1,250,257	815,938	598,869	5,427,479	(497,509)	4,929,970
Operating expenses	2,581,583	1,305,573	846,732	581,247	5,315,135	(457,691)	4,857,444
Operating Income(loss)	180,832	(55,316)	(30,794)	17,622	112,344	(39,818)	72,526

(Notes)

*	The classification of business segment is made by the type of services, characteristics and the similarities of target market.
*	Major businesses of each segment are as follows:

IT/Network Solutions Business	System Construction, Consulting, Outsourcing, Support(Maintenance), Servers, Storage products, Professional workstations, Business PCs, Computer software, Enterprise network systems, Network systems for telecommunications carriers, Broadcast video systems, Control systems, Aerospace/Defense systems
Mobile/Personal Solutions Business	Mobile handsets, Personal computers, Personal communication devices, BIGLOBE
Electron Devices Business	System LSI and other semiconductors, Electronic components, LCD modules etc

*	Unallocable operating expenses included in “Eliminations / Corporate “ for Six months ended September 30, 2006,2005 and Fiscal 2006 was ¥22,855 million($194 million), ¥24,981 million, ¥48,394 million, respectively.Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation.
*	Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standards for Directors’ Bonus (Accounting Standards Board Statement No.4, November 29, 2005) “. The effect of this adoption did not have material impact on the interim consolidated financial statements.
*	The Company has adopted the “Partial amendment to the Accounting Standards for employees’ retirement benefits (Accounting Standards Board Statement No.3, March 16, 2005)” and the “Application guideline for partial amendment to the Accounting Standards for employees’ retirement benefits (Accounting Standards Board Guidance No.7, March 16, 2005). As a result of this change, the increase of operating Income for Six months ended September 30, 2005 and Fiscal 2006 was ¥2,953 million (IT/Network Solutions Business ¥2,326 million, Mobile/Personal Solutions Business ¥216 million, Others ¥411 million), ¥5,910 million (IT/Network Solutions Business ¥4,655 million, Mobile/Personal Solutions Business ¥431 million, Others ¥824 million), respectively.

SEGMENT INFORMATION

2. Geographic area segments

Six months ended September 30, 2006 (AUDITED)

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
	(In millions of Yen)
Revenues and operating income
Revenues
1. Customers	1,712,997	215,209	293,398	2,221,604	—	2,221,604
2. Intersegment	215,714	9,860	97,713	323,287	(323,287)	—
Total revenues	1,928,711	225,069	391,111	2,544,891	(323,287)	2,221,604
Operating expenses	1,919,243	225,634	390,754	2,535,631	(321,531)	2,214,100
Operating Income(loss)	9,468	(565)	357	9,260	(1,756)	7,504

Six months ended September 30, 2006

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
	(In millions of U.S. dollars)
Revenues and operating income
Revenues
1. Customers	14,517	1,824	2,486	18,827	—	18,827
2. Intersegment	1,828	84	828	2,740	(2,740)	—
Total revenues	16,345	1,908	3,314	21,567	(2,740)	18,827
Operating expenses	16,265	1,913	3,311	21,489	(2,726)	18,763
Operating Income(loss)	80	(5)	3	78	(14)	64

Six months ended September 30, 2005 (AUDITED)

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
	(In millions of Yen)
Revenues and operating income
Revenues
1. Customers	1,780,208	217,710	285,861	2,283,779	—	2,283,779
2. Intersegment	213,031	7,989	113,095	334,115	(334,115)	—
Total revenues	1,993,239	225,699	398,956	2,617,894	(334,115)	2,283,779
Operating expenses	1,991,471	226,212	394,941	2,612,624	(333,847)	2,278,777
Operating Income(loss)	1,768	(513)	4,015	5,270	(268)	5,002

Fiscal 2006 (UNAUDITED)

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
	(In millions of Yen)

Revenues and operating income
Revenues
1. Customers	3,825,580	494,330	610,060	4,929,970	—	4,929,970
2. Intersegment	440,730	20,007	256,735	717,472	(717,472)	—
Total revenues	4,266,310	514,337	866,795	5,647,442	(717,472)	4,929,970
Operating expenses	4,203,954	512,159	862,437	5,578,550	(721,106)	4,857,444
Operating Income(loss)	62,356	2,178	4,358	68,892	3,634	72,526

(Notes)

*	The classification of business segment is made by the type of services, characteristics and the similarities of target market.
*	“Europe “ consists of the business results mainly in United Kingdom, France, Netherlands, Germany, Italy, Spain.
*	Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standards for Directors’ Bonus (Accounting Standards Board Statement No.4, November 29, 2005) “. The effect of this adoption did not have material impact on the interim consolidated financial statements.
*	The Company has adopted the “Partial amendment to the Accounting Standards for employees’ retirement benefits (Accounting Standards Board Statement No.3, March 16, 2005” and the “Application guideline for partial amendment to the Accounting Standards for employees’ retirement benefits (Accounting Standards Board Guidance No.7, March 16, 2005). As a result of this change, the increase of operating Income for Six months ended September 30,2005 and Fiscal 2006 was ¥2,953 million (Japan), ¥5,910 million (Japan), respectively.

SEGMENT INFORMATION

3. Overseas sales

Six months ended September 30, 2006 (AUDITED)

	Europe	Others	Total
	(In millions of Yen)
Overseas sales	233,790	389,405	623,195
Consolidated sales	—	—	2,221,604
Percentage of overseas sales to consolidated sales	10.5%	17.6%	28.1%

Six months ended September 30, 2006

	Europe	Others	Total
	(In millions of U.S. dollars)
Overseas sales	1,981	3,300	5,281
Consolidated sales	—	—	18,827

Six months ended September 30, 2005 (AUDITED)

	Europe	Others	Total
	(In millions of Yen)
Overseas sales	252,050	363,260	615,310
Consolidated sales	—	—	2,283,779
Percentage of overseas sales to consolidated sales	11.0%	15.9%	26.9%

Fiscal 2006 (UNAUDITED)

	Europe	Others	Total
	(In millions of Yen)
Overseas sales	555,107	789,575	1,344,682
Consolidated sales	—	—	4,929,970
Percentage of overseas sales to consolidated sales	11.3%	16.0%	27.3%

*	The classification of geographic area segments is made according to the geographical distances.
*	“Europe “ consists of the business results mainly in United Kingdom, France, Netherlands, Germany, Italy, Spain.
*	“Overseas sales” represents net sales and other operating revenue of consolidated subsidiaries in countries and areas as outside of Japan.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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Contacts: Diane Foley/ Makoto Miyakawa

Corporate Communications Division

NEC Corporation

+81-3-3798-6511